September 14, 2010

H. Christopher Owings

Assistant Director

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	New Jersey Resources Corporation

Form 10-K for Fiscal Year Ended September 30, 2009

Filed November 30, 2009

Definitive Proxy Statement on Schedule 14A

Filed December 14, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 4, 2010

File No. 001-08359

Dear Mr. Owings:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”)1 response to the comments of the Staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its follow-up comment letter dated August 31, 2010, to our second response letter to you dated August 11, 2010, in connection with your original comment letter dated June 18, 2010 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, each of the Staff’s comments is printed in italics, numbered consistent with the Staff’s assignation and followed by the Company’s response. Where the Staff requested additional information to better understand the Company’s disclosure, the information is set forth after the corresponding comment. The Company confirms that it will comply with all other comments in future filings as set forth below.

Certain portions of the Company’s response below are provided in disclosure type format as requested by the Staff. The response represents illustrative presentations of supplemental disclosures to the current disclosures in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on December 14, 2009 (the “2009 Proxy Statement”), which we will include in future filings to comply with the Staff’s request.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

1.	We note your response to prior comment one of our letter dated August 5, 2010. Please also tell us, and revise your disclosure to clarify, how you set the performance measurements for all of the 80 performance objective benchmarks with a view to clarifying which benchmarks rely upon quantifiable measurements as compared to subjective measurements. As an example only, please revise to clarify how you measure a benchmark such as customer and community outreach.

[1]	The Company is a New Jersey corporation.

U.S. Securities & Exchange Commission

September 14, 2010

Response:

We acknowledge the Staff’s comment. To address the Staff’s concerns, we will revise our discussion of the Commitment to Stakeholders component of the annual cash incentive award formula to clarify how we set the performance measurements for our performance objective benchmarks. Set forth below is a revised discussion of our Commitment to Stakeholders component containing the additional disclosure we plan to include in our future filings using the 2009 Proxy Statement as an example.

“Commitment to Stakeholders Component:

The Commitment to Stakeholders (the “CTS”) component of the annual cash incentive award, which comprises 20% of that award, is determined based on a subset of 80 specific performance measures that the Leadership Development and Compensation Committee of our Board of Directors (the “LDCC”) views as important to our shareholders, and that encompass a broader range of our activities that are not necessarily reflected in our financial metrics. These performance measures are company-wide and fall into the following seven categories:

•	Safety, reliability and competitively priced service: measures employee safety, system safety, system reliability, service reliability and competitive pricing;

•	Customer satisfaction: measures customer care, problem resolution, billing accuracy and timely response;

•	Growth: measures net financial earnings growth, progress on the regulatory and New Jersey Energy Master Plan and business unit growth;

•	Quality: measures quality of processes throughout the organization;

•	Valuing employees: measures provision of feedback to employees, leadership development, workforce relations and positive work environment;

•	Corporate citizenship: measures customer and community outreach, environmental focus, promotion of ethical behavior and fostering of community and business relationships; and

•	Productivity: measures earnings growth, financial metrics, total return to shareholders and business unit productivity.

The 80 performance measures were set through a process that began early in the third quarter of fiscal year 2009. A team of employees from across the Company’s business units selected these performance measures spanning the seven CTS categories listed above. This set of 80 performance measures was then reviewed by a senior executive team, including our Chief Executive Officer (“CEO”) and Chief Financial Officer, which made further edits and recommendations to the measures.

The LDCC and management use these metrics to measure the Company’s overall effort to provide our customers, shareholders, communities and other stakeholders with the highest quality service and performance. Each of the performance measures is objective and quantifiable. For instance, we measure Corporate Citizenship by calculating the total number of employee volunteer hours and calculating the total number of people reached by our customer and community outreach programs using data compiled at each such event during the course of the fiscal year.

For each performance measure, a performance target was developed based upon historical company information, peer information, comparative data, trends and, in certain cases, benchmarks required by state regulations. Performance targets were set by the appropriate business unit leaders and reviewed and approved by our Quality Department and the senior executive team, including our CEO. Thereafter, the 80 performance measures and targets were approved by the LDCC. The performance

U.S. Securities & Exchange Commission

September 14, 2010

measures and targets were then published and distributed to our employees shortly after the beginning of fiscal 2010. Separately, the senior executive team selected a subset of the 80 performance measures for recommendation to the CEO and the LDCC for purposes of determining the CTS component of the annual cash incentive award. The subset was then reviewed by the CEO and the LDCC and a final subset, which was ultimately comprised of 14 performance measures, was approved by the LDCC (the “Performance Measures.”) When selecting the Performance Measures, the CEO and the LDCC selected one or more significant measures in each of the seven CTS categories in order to encompass a broad spectrum of the Company’s performance, thereby allowing them to best gauge, on a company-wide basis, how well the executive management team is fulfilling the CTS. As a result, the CEO and the LDCC consider the Performance Measures as those most useful for a broad assessment of executive performance.

When determining the CTS component of the annual cash incentive award, the LDCC and the CEO establish threshold, target and maximum performance levels for each of the Performance Measures. The threshold level is based on a level of performance that was believed to be achievable, the target level is based on a level of performance that was believed to be aggressive, but obtainable, and the maximum level is based on a level of performance that was believed to be attainable by achieving exceptional performance. Each of these Performance Measures is weighted equally and an overall average measurement is obtained. The overall average measurement reflects the average company-wide performance on the Performance Measures (each weighted equally) on a scale of 0 to 120% of the target goal. For example, if we were to meet exactly the target goal for each of the Measures, the average company-wide performance amount would be 100%. As illustrated in the table below, during fiscal 2009, the average company-wide performance as compared to the target goal was 102% of the target goal. This corresponded to a payout of 105% of the target payout amount for the CTS component of the annual cash incentive award formula, or 21%, of the annual cash incentive award.”

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Exhibits 31.1 and 31.2

2.	Please revise to omit “quarterly” from paragraphs 2), 3), 4)(a) and 4(c). Refer to Item 601(b)(31) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings, we will revise Exhibits 31.1 and 31.2 to omit “quarterly” from paragraphs 2), 3), 4)(a) and 4(c).

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.

U.S. Securities & Exchange Commission

September 14, 2010

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Senior Vice President & Chief Financial Officer